QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 4)

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

SINA CORPORATION
(Name of the Issuer)

Sina Corporation
Mr. Charles Guowei Chao
New Wave MMXV Limited
Sina Group Holding Company Limited
New Wave Mergersub Limited
(Names of Persons Filing Statement)

Ordinary Shares, par value $0.133 per share
(Title of Class of Securities)

G81477104
(CUSIP Number)

Sina Corporation No. 8 SINA Plaza, Courtyard 10, West Xibeiwang East Road Haidian District Beijing, 100193 People's Republic of China Telephone: +86 10 8262 8888	Mr. Charles Guowei Chao
New Wave MMXV Limited
Sina Group Holding Company Limited
New Wave Mergersub Limited
7/F SINA Plaza
No. 8 Courtyard 10
West Xibeiwang East Road
Haidian District
Beijing, 100193
People's Republic of China
Telephone: +86 10 5898 3007

With copies to:
Fang Xue, Esq. Gibson, Dunn & Crutcher LLP Unit 1301, Tower 1, China Central Place No. 81 Jianguo Road Chaoyang District Beijing 100025 People's Republic of China +86 10 6502 8500	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong +852 3740 4700	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People's Republic of China +86 10 6535 5500

           This statement is filed in connection with (check the appropriate box):

  a
  ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b
  ☐ The filing of a registration statement under the Securities Act of 1933.

  c
  ☐ A tender offer

  d
  ☒ None of the above

           Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

           Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

US$2,215,773,787.50	US$241,740.92

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per ordinary share cash payment of US$43.30 for 50,968,653 issued and outstanding ordinary shares of the issuer subject to the transaction, plus (b) the product of 191,960 outstanding restricted stock units that shall have become vested or are expected to vest on or prior to December 31, 2020 subject to the transaction multiplied by US$43.30 per unit, plus (c) the product of 87,268 shares issuable under all outstanding and unexercised options that shall have become vested or are expected to vest on or prior to December 31, 2020 multiplied by US$5.95 per share (which is the difference between the US$43.30 per ordinary share merger consideration and the weighted average exercise price of US$37.35 per share of such options) ((a), (b), and (c) together, the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

 INTRODUCTION

        This Amendment No. 4 (this "Final Amendment") to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (as amended, this "Transaction Statement") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) Sina Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the ordinary shares, par value US$0.133 per share (each, an "Ordinary Share" and collectively, the "Ordinary Shares") that is subject to the transaction pursuant to Rule 13E-3 under the Exchange Act; (b) Mr. Charles Guowei Chao, the chairman of the board of directors and chief executive officer of the Company (the "Chairman"); (c) New Wave MMXV Limited, a company incorporated under the laws of the British Virgin Islands ("New Wave"); (d) Sina Group Holding Company Limited (formerly known as New Wave Holdings Limited), an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent") and a wholly owned subsidiary of New Wave; and (e) New Wave Mergersub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Merger Sub") and a wholly owned subsidiary of Parent.

        This Transaction Statement relates to the Agreement and Plan of Merger, dated as of September 28, 2020, by and between the Company, Parent and Merger Sub (the "Merger Agreement"), providing for the merger of Merger Sub with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

        This Final Amendment is being filed pursuant to Rule 13e-3(d) to report the results and other relevant information of the transaction that is the subject of the Transaction Statement.

        All information contained in this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Transaction Statement.

Item 15.    Additional Information.

        Item 15(c) is hereby amended and supplemented as follows:

        On December 23, 2020, at 10:00 am (Beijing time), an extraordinary general meeting of shareholders of the Company was held at the Company's office at 1/F Sina Plaza No. 8 Courtyard 10 West, Xibeiwang East Road, Haidian District, Beijing 100193, the People's Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the "Plan of Merger") and the transactions contemplated by the Merger Agreement, including the Merger.

        On March 22, 2021, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of March 22, 2021, pursuant to which the Merger became effective on March 22, 2021 (the "Effective Time"). As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

        The Merger was consummated after each of Parent and Merger Sub waived the closing condition set forth in Section 7.02(c) of the Merger Agreement that holders of no more than 10% of the Shares of the Company shall have validly delivered notice of dissent pursuant to the Companies Act of the Cayman Islands.

        The consummation of Merger was financed through a combination of (i) rollover equity (represented by the Rollover Shares) from the Rollover Shareholders, (ii) a committed term loan facility in the amount

1

of $1,329,280,000 pursuant to a Facility Agreement dated March 5, 2021 by New Wave as the borrower, China Minsheng Banking Corp., Ltd. Shanghai Branch as the mandated lead arranger and underwriter and certain other parties thereto, (iii) cash contributions by the Chairman in the amount of $444,458,509.15, and (iv) upon Parent's written request pursuant to Section 6.07(g) of the Merger Agreement, available unrestricted cash from the Company in the amount of $441,738,509.15.

        At the Effective Time, each of the Ordinary Shares issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive the Per Share Merger Consideration in cash, without interest, except for (x) (a) Rollover Shares, (b) Shares held by Parent, Merger Sub, the Rollover Shareholders and any of their respective affiliates, and (c) Shares held by the Company or any subsidiary of the Company or held in the Company's treasury, in each case, immediately prior to the Effective Time, and (y) Dissenting Shares, which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of the Dissenting Shares in accordance with Section 238 of the Companies Act of the Cayman Islands.

        At the Effective Time, (a) each Company Option that was vested and outstanding immediately prior to the Effective Time was cancelled in exchange for the right of each holder of such Company Option to receive the excess (if any) of the Per Share Merger Consideration over the applicable exercise price, without interest and net of any applicable withholding taxes, and (b) each Company Option that was unvested and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to be issued with an employee incentive award, to replace such unvested Company Option, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such unvested Company Option.

        In addition, at the Effective Time, (a) each Company RSU that was vested and outstanding immediately prior to the Effective Time was cancelled in exchange for the right of the holder of such Company RSU to receive cash, without interest and net of any applicable withholding taxes, in the amount equal to the Per Share Merger Consideration and (b) each restricted Company RSU that was unvested and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to be issued with an employee incentive award, to replace such unvested Company RSU, on terms and conditions reasonably determined by Parent that comply with the Company Share Plans and the award agreement(s) with respect to such unvested Company RSU.

        As a result of the merger, the Ordinary Shares of the Company were no longer listed on any securities exchange or quotation system, including the NASDAQ Capital Market (the "NASDAQ"). NASDAQ has filed Form 25 with the SEC to notify the SEC of the delisting of the Company's Shares on the NASDAQ and deregistration of the Company's registered securities under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16.    Exhibits.

(a)-(1)	Proxy Statement of the Company dated November 20, 2020 (the "Proxy Statement").
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex I to the Proxy Statement.

2

(a)-(4)	Press Release issued by the Company, dated September 28, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 28, 2020.
(a)-(5)	Press Release issued by the Company, dated September 29, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on September 29, 2020.
(a)-(6)	Press Release issued by the Company, dated November 20, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on November 20, 2020.
(a)-(7)	Press Release issued by the Company, dated December 23, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 23, 2020.
(a)-(8)	Press Release issued by the Company, dated December 28, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 28, 2020.
(b)-(1)
Debt Commitment Letter, dated September 27, 2020, by China Minsheng Banking Corp., Ltd. Shanghai Branch to New Wave, incorporated herein by reference to Exhibit C to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(b)-(2)
Debt Commitment Letter, dated September 28, 2020, by China Minsheng Banking Corp., Ltd. Hong Kong Branch to New Wave, incorporated herein by reference to Exhibit D to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(c)-(1)	Opinion of Morgan Stanley Asia Limited, dated September 28, 2020, incorporated herein by reference to Annex F to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated September 28, 2020.
(d)-(1)	Agreement and Plan of Merger, dated as of September 28, 2020, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)
Support Agreement, dated as of September 28, 2020, by and among the Chairman, New Wave and Parent, incorporated herein by reference to Exhibit F to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(d)-(3)
Limited Guarantee, dated as of September 28, 2020, by and between New Wave and the Company, incorporated herein by reference to Exhibit G to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(d)-(4)
Equity Commitment Letter, dated September 28, 2020, by the Chairman to New Wave, incorporated herein by reference to Exhibit E to the Schedule 13D/A filed by the Chairman and New Wave with the SEC on September 29, 2020.
(f)-(1)	Dissenters' Rights, incorporated herein by reference to the section entitled "Dissenters' Rights" in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex G to the Proxy Statement.
(g)	Not applicable.

3

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2021

SINA CORPORATION
By:	/s/ SONG YI ZHANG
	Name:	Song Yi Zhang
	Title:	Chairperson of the Special Committee
CHARLES GUOWEI CHAO
/s/ CHARLES GUOWEI CHAO
NEW WAVE MMXV LIMITED
By:	/s/ CHARLES GUOWEI CHAO
	Name:	Charles Guowei Chao
	Title:	Director
SINA GROUP HOLDING COMPANY LIMITED
By:	/s/ CHARLES GUOWEI CHAO
	Name:	Charles Guowei Chao
	Title:	Sole Director
NEW WAVE MERGERSUB LIMITED
By:	/s/ CHARLES GUOWEI CHAO
	Name:	Charles Guowei Chao
	Title:	Sole Director

QuickLinks

INTRODUCTION
  Item 15. Additional Information.
  Item 16. Exhibits.
SIGNATURES